RECD S.E.C.
SEP 3 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02052442

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for August 29, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

55318 ARC 2002-BC6
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 29, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V. Kiernan
Name: Ellen V. Kiernan
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2002-BC6

$1,222,055,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC6
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch) (4)
A1 (5)	$565,941,000	1M Libor	2.29	1-99	14.25%	0.32%	9/25/2032	Aaa/AAA/AAA
A2 (6)	$315,776,000	1M Libor	2.28	1-99	14.25%	0.35%	9/25/2032	Aaa/AAA/AAA
A3 (6)	$110,000,000	1M Libor	1.00	1-27	14.25%	0.21%	9/25/2032	Aaa/AAA/AAA
A4(6)	$59,137,000	1M Libor	4.67	27-99	14.25%	0.40%	9/25/2032	Aaa/AAA/AAA
A-IO (7)	Notional	N/A	N/A	N/A	N/A	N/A	9/25/2004	Aaa/AAA/AAA
M1	$67,402,000	1M Libor	4.75	40-99	8.75%	0.75%	9/25/2032	Aa2/AA/AA
M2	$51,716,000	1M Libor	4.65	38-99	4.53%	1.20%	9/25/2032	A2/A/A+
M3	$27,573,000	1M Libor	4.60	37-99	2.28%	2.00%	9/25/2032	Baa2/BBB/BBB+
B	$24,510,000	1M Libor	4.09	37-92	0.28%	2.40%	9/25/2032	Baa2/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch) (4)
A1 (5)	$565,941,000	1M Libor	2.39	1-187	14.25%	0.32%	9/25/2032	Aaa/AAA/AAA
A2 (6)	$315,776,000	1M Libor	2.38	1-185	14.25%	0.35%	9/25/2032	Aaa/AAA/AAA
A3 (6)	$110,000,000	1M Libor	1.00	1-27	14.25%	0.21%	9/25/2032	[aa/AAA/AAA
A4(6)	$59,137,000	1M Libor	4.94	27-185	14.25%	0.40%	9/25/2032	Aaa/AAA/AAA
A-IO (7)	Notional	N/A	N/A	N/A	N/A	N/A	9/25/2004	Aaa/AAA/AAA
M1	$67,402,000	1M Libor	4.94	40-150	8.75%	0.75%	9/25/2032	Aa2/AA/AA
M2	$51,716,000	1M Libor	4.80	38-134	4.53%	1.20%	9/25/2032	A2/A/A+
M3	$27,573,000	1M Libor	4.64	37-114	2.28%	2.00%	9/25/2032	Baa2/BBB/BBB+
B	$24,510,000	1M Libor	4.09	37-92	0.28%	2.40%	9/25/2032	Baa2/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Weighted Average Lives assume prepayments occur at a constant rate of 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.28%.

(4) All Classes of Certificates will be rated by Moody's, S&P and Fitch.

(5) Class A1 is the Senior Certificate of Group 1.

(6) Classes A2, A3 and A4 are the Senior Certificates of Group 2.

(7) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Mortgage Insurance

Approximately 68.2% of the mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Triad Guaranty Insurance Company ("Triad") or Radian. Approximately 95.6% of the insured mortgage loans are covered by the MGIC policy.

This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class A1 certificate and all Group 2 principal will paid concurrently as follows, approximately 65.12% to the Class A2 and approximately 34.88% sequentially to the Class A3 certificate and the Class A4 certificate, in that order. Once the class A1 has been retired, all Group 1 principal will be allocated to the Class A2, Class A3 and Class A4 certificates. Once the Class A2, Class A3 and the Class A4 have been retired, all Group 2 principal will be allocated to the Class A1 certificate. Principal will then be allocated sequentially to the M1, M2, M3 and B certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class A1 from Group 1 and to the Class A2, Class A3 and Class A4, from Group 2 to the Target Senior Enhancement Percentage. The Group 2 principal will be paid concurrently as follows, approximately 65.12% to the Class A2 and approximately 34.88% sequentially to the Class A3 certificate and the Class A4 certificate, in that order. Principal will then be allocated sequentially to the M1, M2, M3 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.28% of the Cut-Off Date Pool Balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, A4, M1, M2, M3 and B (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificate based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for both Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Current and Carryforward Interest to the Class A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2, Class A3 and Class A4 and Current and Carryforward Interest to the Class A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3 and B (the "Subordinate Classes"), sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1 Certificates and the Senior Certificates of Group 2 (to be paid concurrently as follows, approximately 65.12% to the Class A2 and approximately 34.88% sequentially to the Class A3 certificate and the Class A4 certificate, in that order), and then sequentially to Classes M1, M2, M3 and B to maintain the Overcollateralization Target;

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1 and to the Senior Certificates of Group 2 (to be paid concurrently to the Class A2 and the Class A3 and then to the Class A4) any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(9) To pay sequentially to Classes M1, M2, M3 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2, M3 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group. The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Group collateral balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount
1-6	$217,796,720	$186,614,081
7-12	$178,197,316	$152,684,248
13-18	$138,597,913	$118,754,415
19-24	$79,198,807	$67,859,666

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from both Collateral Group 1 and Collateral Group 2. The A-IO(1) Component Notional Balance will be 54 % of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be 46% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	1,214,196,120.17
3	1,204,618,875.65
4	1,193,360,182.73
5	1,180,447,785.73
6	1,165,937,134.52
7	1,149,882,425.27
8	1,132,320,066.85
9	1,113,296,334.07
10	1,092;874,938.66
11	1,071,189,838.72
12	1,048,959,544.95

Month	Approximate Notional Balance ($)
13	1,027,087,378.04
14	1,005,677,363.96
15	984,719,460.44
16	964,164,394.12
17	944,030,014.70
18	924,312,261.07
19	905,011,413.20
20	886,118,397.52
21	867,624,346.57
22	849,500,788.67
23	830,830,158.71
24	803,988,816.00

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Net Funds Cap

The Class A1 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A2, Class A3 and Class A4 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Mezzanine and Subordinate Class "Net Funds Cap" for any Distribution Date on which Classes A1, A2 and A4 are all outstanding will be the weighted average of the Class A1 "Net Funds Cap" and the Class A2, Class A3 and Class A4 "Net Funds Cap," weighted on the basis of their Group Subordinate Amounts. After the Distribution Date on which the Class A1, Class A2, Class A3 or the Class A4 have been reduced to zero, the Mezzanine and Subordinate Class "Net Funds Cap" will be equal to the weighted average of the Class A1 Net Funds Cap and the Class A2, Class A3 and Class A4 Net Funds Cap, weighted on the balance of their Group Principal Balance.

The "Group 1 Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group 1, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group 1 loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the A-IO(1) Component Notional Amount and (y) the aggregate Group 1 loan balance and (II) thereafter, zero.

The "Group 2 Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group 2, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group 2 loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the A-IO(2) Component Notional Amount and (y) the aggregate Group 2 loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, Class B, then Class M3, then Class M2, and then Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

5% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A1, Class A3 and Class A4 will double, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (29.4%), BNC (22.9%), Finance America (13.9%), Accredited Home Lender (12.9%) and People's Choice (8.5%), and as of the closing date will be serviced by Option One, (52.2%) and Ocwen (34.6%). As of October 1st, we anticipate that certain loans serviced by Option One will transfer to Ocwen, and 57.2% of the loans will be serviced by Ocwen. Any servicing transfer will be subject to rating agency approval.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Credit Enhancement

Subordination

Classes A1, A2, A3, A4 and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A1, A2, A3, A4 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2, A3 and A4) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3 and B, Class M2 will be senior to Class M3 and Class B, and Class M3 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M3, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.28% of the cutoff date collateral balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if The Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 63% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

<table>
<tr><td rowspan="2">A1
Aaa/AAA/AAA
Libor Floater
(Group 1)</td><td rowspan="2">A2
Aaa/AAA/AAA
Libor Floater
(Group 2)</td><td>A3
Aaa/AAA/AAA
Libor Floater
(Group 2)</td><td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest
Rate</td></tr>
<tr><td>A4
Aaa/AAA/AAA
Libor Floater
(Group 2)</td></tr>
<tr><td colspan="4">M1
Aa2/AA/AA
Libor Floater</td></tr>
<tr><td colspan="4">M2
A2/A/A+
Libor Floater</td></tr>
<tr><td colspan="4">M3
Baa2/BBB/BBB+
Libor Floater</td></tr>
<tr><td colspan="4">B
Baa2/BBB-/BBB-
Libor Floater</td></tr>
</table>

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2, A3 and A4.

Classes M1, M2, M3 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Mary Stone	(212) 526-9606
	Jenna Levine	(212) 526-1453
Structuring	Khalil Kanaan	(212) 526-5500
	Dennis Tsyba	(212) 526-8315

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC6
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: September 25, 2002
Cut-Off Date:	August 1, 2002
Expected Pricing Date:	August 28, 2002
Expected Closing Date:	August 30, 2002
Expected Settlement Date:	August 30, 2002 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2002
Day Count:	Actual/360 on Classes A1, A3, A4, M1, M2, M3 and B 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually in the case of the majority of the loans; 0.75% of the loan principal balance annually in the case of 3.02% of the loans
Trustee Fee:	0.0035% of the Pool principal balance annually

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Class A. Minimum $100,000; increments $1,000 in excess thereof for Classes M1, M2, M3 and B1. Minimum $1,000,000; increments $1 in excess thereof for Class A-IO
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A1, A2, A3, A4, A-IO, M1, M2, M3 and B Certificates are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 5% Call

% CPR	20%	25%	**30%**	35%	40%
Class A1					
Avg. Life (yrs)	3.64	2.85	2.29	1.86	1.50
Window (mos)	1-152	1-121	1-99	1-83	1-71
Expected Final Mat.	4/25/15	9/25/12	11/25/10	7/25/09	7/25/08
Class A2					
Avg. Life (yrs)	3.62	2.84	2.28	1.85	1.50
Window (mos)	1-152	1-121	1-99	1-83	1-71
Expected Final Mat.	4/25/15	9/25/12	11/25/10	7/25/09	7/25/08
Class A3					
Avg. Life (yrs)	1.56	1.22	1.00	0.83	0.71
Window (mos)	1-45	1-33	1-27	1-23	1-19
Expected Final Mat.	5/25/06	5/25/05	11/25/04	7/25/04	3/25/04
Class A4					
Avg. Life (yrs)	7.45	5.86	4.67	3.75	2.97
Window (mos)	45-152	33-121	27-99	23-83	19-71
Expected Final Mat.	4/25/15	9/25/12	11/25/10	7/25/09	7/25/08
Class M1					
Avg. Life (yrs)	6.81	5.48	4.75	4.39	4.36
Window (mos)	37-152	38-121	40-99	42-83	44-71
Expected Final Mat.	4/25/15	9/25/12	11/25/10	7/25/09	7/25/08
Class M2					
Avg. Life (yrs)	6.81	5.46	4.65	4.18	3.94
Window (mos)	37-152	37-121	38-99	39-83	40-71
Expected Final Mat.	4/25/15	9/25/12	11/25/10	7/25/09	7/25/08
Class M3					
Avg. Life (yrs)	6.80	5.43	4.60	4.09	3.77
Window (mos)	37-152	37-121	37-99	38-83	38-71
Expected Final Mat.	4/25/15	9/25/12	11/25/10	7/25/09	7/25/08
Class B					
Avg. Life (yrs)	6.01	4.81	4.09	3.65	3.40
Window (mos)	37-141	37-112	37-92	37-76	37-65
Expected Final Mat.	5/25/14	12/25/11	4/25/10	12/25/08	1/25/08

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

17

Sensitivity Analysis – To Maturity					
% CPR	20%	25%	**30%**	35%	40%
Class A1					
Avg. Life (yrs)	3.78	2.97	2.39	1.94	1.57
Window (mos)	1-275	1-226	1-187	1-158	1-135
Expected Final Mat.	7/25/25	6/25/21	3/25/18	10/25/15	11/25/13
Class A2					
Avg. Life (yrs)	3.75	2.95	2.38	1.93	1.56
Window (mos)	1-272	1-224	1-185	1-157	1-134
Expected Final Mat.	4/25/25	4/25/21	1/25/18	9/25/15	10/25/13
Class A3					
Avg. Life (yrs)	1.56	1.22	1.00	0.83	0.71
Window (mos)	1-45	1-33	1-27	1-23	1-19
Expected Final Mat.	5/25/06	5/25/05	11/25/04	7/25/04	3/25/04
Class A4					
Avg. Life (yrs)	7.82	6.18	4.94	3.97	3.16
Window (mos)	45-272	33-224	27-185	23-157	19-134
Expected Final Mat.	4/25/25	4/25/21	1/25/18	9/25/15	10/25/13
Class M1					
Avg. Life (yrs)	7.09	5.71	4.94	4.55	4.49
Window (mos)	37-224	38-181	40-150	42-125	44-107
Expected Final Mat.	4/25/21	9/25/17	2/25/15	1/25/13	7/25/11
Class M2					
Avg. Life (yrs)	7.02	5.63	4.80	4.30	4.04
Window (mos)	37-203	37-164	38-134	39-112	40-96
Expected Final Mat.	7/25/19	4/25/16	10/25/13	12/25/11	8/25/10
Class M3					
Avg. Life (yrs)	6.86	5.48	4.64	4.12	3.79
Window (mos)	37-174	37-139	37-114	38-95	38-81
Expected Final Mat.	2/25/17	3/25/14	2/25/12	7/25/10	5/25/09
Class B					
Avg. Life (yrs)	6.01	4.81	4.09	3.65	3.40
Window (mos)	37-141	37-112	37-92	37-76	37-65
Expected Final Mat.	5/25/14	12/25/11	4/25/10	12/25/08	1/25/08

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

A-IO Sensitivity Analysis [1]	
Price [2]	Yield (%)
8-00	5.453
8-00+	5.214
8-01	4.975
8-01+	4.737
8-02	4.500
8-02+	4.264
8-03	4.029
8-03+	3.795
8-04	3.562
8-04+	3.329
Mod. Dur.	0.81 [3]

(1) **Shown at 30% CPR.**
(2) **These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**
(3) **Assumes a price of 8-02 plus accrued interest.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A1 Funds Cap (%)	A2, A3 & A4 Funds Cap (%)	Mezz Funds Cap (%)	Period	A1 Funds Cap (%)	A2, A3 & A4 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	11.0749	11.0955	11.0844
2	N/A	N/A	N/A	32	10.0036	10.0221	10.0121
3	N/A	N/A	N/A	33	10.3375	10.3564	10.3463
4	N/A	N/A	N/A	34	10.2871	10.4070	10.3424
5	N/A	N/A	N/A	35	11.3179	11.3496	11.3325
6	N/A	N/A	N/A	36	10.9533	10.9839	10.9674
7	N/A	N/A	N/A	37	10.9538	10.9844	10.9679
8	N/A	N/A	N/A	38	11.3194	11.3510	11.3340
9	N/A	N/A	N/A	39	10.9548	10.9852	10.9689
10	N/A	N/A	N/A	40	11.5088	11.5569	11.5310
11	N/A	N/A	N/A	41	11.8041	11.7617	11.7845
12	N/A	N/A	N/A	42	11.8047	11.7623	11.7852
13	N/A	N/A	N/A	43	13.0702	13.0233	13.0486
14	N/A	N/A	N/A	44	11.8060	11.7637	11.7865
15	N/A	N/A	N/A	45	12.2002	12.1565	12.1801
16	N/A	N/A	N/A	46	11.9895	11.9636	11.9776
17	N/A	N/A	N/A	47	12.8003	12.5986	12.7073
18	N/A	N/A	N/A	48	12.3881	12.1930	12.2981
19	N/A	N/A	N/A	49	12.3889	12.1938	12.2989
20	N/A	N/A	N/A	50	12.8027	12.6012	12.7097
21	N/A	N/A	N/A	51	12.3904	12.1955	12.3005
22	N/A	N/A	N/A	52	12.9925	12.8083	12.9076
23	N/A	N/A	N/A	53	12.5742	12.3961	12.4920
24	N/A	N/A	N/A	54	12.5750	12.3970	12.4929
25	9.3365	9.4454	9.3868	55	13.9232	13.7262	13.8324
26	9.6480	9.7604	9.6998	56	12.5766	12.3988	12.4946
27	9.3370	9.4456	9.3871	57	12.9966	12.8131	12.9120
28	9.6485	9.7606	9.7003	58	12.7597	12.5246	12.6513
29	10.0023	10.0211	10.0110	59	13.1859	12.9470	13.0757
30	10.0027	10.0214	10.0114	60	12.7615	12.5303	12.6549

(1) Based on 6 month LIBOR of 20% for each period.

(2) Assumes prepayments occur at a constant rate of 30% CPR.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

ARC 2002-BC6 Collateral Summary – Aggregate

Total Number of Loans	9,163	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,225,487,275	Yes	27.5%
Average Loan Principal Balance	$133,743	No	72.5%
Fixed Rate	21.8%		
Adjustable Rate	78.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	86.5%	**(Original LTV > 80%)**	
Weighted Average Coupon	8.9%	Yes	68.2%
Weighted Average Margin	6.5%	No	31.8%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.2%	None	13.5%
Weighted Average Floor	8.8%	0.001-1.000	2.9%
Weighted Average Original Term (mo.)	347.7	1.001-2.000	49.8%
Weighted Average Remaining Term (mo.)	345.7	2.001-3.000	26.2%
Weighted Average Loan Age (mo.)	2.0	3.001-4.000	0.1%
Weighted Average Original LTV	77.5%	4.001-5.000	7.4%
Non-Zero Weighted Average FICO	607		
Non-Zero Weighted Average DTI	40.3%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		4% of the Cut-off Date principal balance)	
First	95.4%	CA	32.9%
Second	4.6%	FL	6.6%
		NY	5.3%
Product Type		IL	4.7%
2/28 ARM (LIBOR)	61.9%		
Fixed Rate	18.6%		
3/27 ARM (LIBOR)	16.2%	**Occupancy Status**	
Balloon	3.2%	Primary Home	92.3%
Other	0.1%	Investment	6.8%
		Second Home	0.9%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

ARC 2002-BC6 Collateral Summary – Group 1

Total Number of Loans	4,825	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$659,990,060	Yes	30.2%
Average Loan Principal Balance	$136,786	No	69.8%
Fixed Rate	17.8%		
Adjustable Rate	82.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	86.3%	**(Original LTV > 80%)**	
Weighted Average Coupon	8.8%	Yes	77.8%
Weighted Average Margin	6.3%	No	22.2%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.3%	None	13.7%
Weighted Average Floor	8.8%	0.001-1.000	2.7%
Weighted Average Original Term (mo.)	355.6	1.001-2.000	54.2%
Weighted Average Remaining Term (mo.)	354.0	2.001-3.000	23.1%
Weighted Average Loan Age (mo.)	1.6	3.001-4.000	0.1%
Weighted Average Original LTV	79.6%	4.001-5.000	6.2%
Non-Zero Weighted Average FICO	601		
Non-Zero Weighted Average DTI	39.6%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		5% of the Cut-off Date principal balance)	
First	100.0%	CA	29.2%
Second	0.0%	FL	6.7%
		NY	6.5%
Product Type		IL	5.5%
2/28 ARM (LIBOR)	67.0%		
Fixed Rate	16.8%		
3/27 ARM (LIBOR)	15.3%	**Occupancy Status**	
Balloon	1.0%	Primary Home	93.8%
Other	0.0%	Investment	5.2%
		Second Home	1.0%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 1

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	211	$8,608,536.33	1.30%
50,000.01 - 100,000.00	1,469	110,864,342.28	16.80
100,000.01 - 150,000.00	1,341	167,062,728.59	25.31
150,000.01 - 200,000.00	937	163,205,128.47	24.73
200,000.01 - 250,000.00	542	121,050,348.13	18.34
250,000.01 - 300,000.00	324	88,898,430.79	13.47
300,000.01 - 350,000.00	1	300,545.74	0.05
Total:	**4,825**	**$659,990,060.33**	**100.00%**

Minimum: $24,225.00
Maximum: $300,545.74
Average: $136,785.50

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	6	$1,116,675.08	0.17%
6.001 - 6.500	6	1,391,268.27	0.21
6.501 - 7.000	85	14,812,739.30	2.24
7.001 - 7.500	361	59,592,253.94	9.03
7.501 - 8.000	747	118,338,061.33	17.93
8.001 - 8.500	662	100,534,089.67	15.23
8.501 - 9.000	969	133,965,503.49	20.30
9.001 - 9.500	519	65,802,029.19	9.97
9.501 - 10.000	616	74,673,809.19	11.31
10.001 - 10.500	333	36,444,932.88	5.52
10.501 - 11.000	239	27,013,827.56	4.09
11.001 - 11.500	135	14,529,813.75	2.20
11.501 - 12.000	87	7,821,741.80	1.19
12.001 - 12.500	36	2,660,379.30	0.40
12.501 - 13.000	24	1,292,935.58	0.20
Total:	**4,825**	**$659,990,060.33**	**100.00%**

Minimum: 5.990%
Maximum: 13.000%
Weighted Average: 8.806%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	8	$570,825.91	0.09%
171 - 180	156	13,643,722.51	2.07
181 - 240	26	2,361,531.70	0.36
241 - 300	1	283,698.64	0.04
301 - 360	4,634	643,130,281.57	97.45
Total:	**4,825**	**$659,990,060.33**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.6

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1 - 170	9	$604,697.18	0.09%
171 - 180	155	13,609,851.24	2.06
181 - 240	26	2,361,531.70	0.36
241 - 300	1	283,698.64	0.04
301 - 360	4,634	643,130,281.57	97.45
Total:	**4,825**	**$659,990,060.33**	**100.00%**

Minimum: 115.0
Maximum: 360.0
Weighted Average: 354.0

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	5	$386,886.36	0.06%
20.001 - 30.000	16	1,240,061.24	0.19
30.001 - 40.000	49	4,935,775.26	0.75
40.001 - 50.000	91	10,316,261.06	1.56
50.001 - 60.000	177	21,686,174.28	3.29
60.001 - 70.000	588	80,184,514.42	12.15
70.001 - 80.000	2,117	285,309,160.69	43.23
80.001 - 90.000	1,270	183,435,985.53	27.79
90.001 - 100.000	512	72,495,241.49	10.98
Total:	**4,825**	**$659,990,060.33**	**100.00%**

Minimum: 15.290%
Maximum: 100.000%
Weighted Average: 79.625%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	19	$2,122,376.13	0.32%
451 - 500	17	2,220,713.45	0.34
501 - 550	1,165	153,141,328.66	23.2
551 - 600	1,366	182,448,592.37	27.64
601 - 650	1,388	192,708,388.73	29.2
651 - 700	613	88,597,191.35	13.42
701 - 750	203	31,062,100.58	4.71
751 - 800	51	7,243,777.73	1.1
801 >=	3	445,591.33	0.07
Total:	**4,825**	**$659,990,060.33**	**100.00%**

Non-Zero Minimum: 497
Maximum: 813
Non-Zero WA: 601

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,567	$358,651,371.64	54.34%
Purchase	1,760	230,928,966.54	34.99
Rate/Term Refinance	404	55,763,439.60	8.45
Debt Consolidation	93	14,561,507.08	2.21
Construction Permanent	1	84,775.47	0.01
Total:	**4,825**	**$659,990,060.33**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,619	$487,928,438.71	73.93%
PUD	410	62,833,681.62	9.52
2-4 Family	410	61,059,565.79	9.25
Condo	329	43,076,975.18	6.53
Manufactured Housing	52	4,658,354.95	0.71
Townhouse	4	400,803.86	0.06
Row House	1	32,240.22	0.00
Total:	**4,825**	**$659,990,060.33**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	701	$125,772,220.16	19.06%
CA-N	369	67,004,836.85	10.15
FL	388	44,284,035.08	6.71
NY	271	42,965,647.84	6.51
IL	268	36,202,056.97	5.49
MA	193	31,634,539.57	4.79
TX	260	27,001,355.13	4.09
NJ	157	25,075,260.05	3.80
AZ	154	19,366,038.84	2.93
MI	150	15,494,000.21	2.35
CT	117	15,414,048.32	2.34
WA	99	15,371,729.80	2.33
GA	113	14,188,813.49	2.15
OH	149	14,181,243.51	2.15
VA	110	13,669,494.47	2.07
PA	134	13,432,738.15	2.04
CO	90	13,132,038.19	1.99
NV	76	11,837,497.29	1.79
HI	56	9,472,637.90	1.44
MN	61	8,543,350.44	1.29
IN	104	8,301,899.93	1.26
OR	58	8,232,252.52	1.25
MD	53	7,424,011.92	1.12
NC	69	6,963,654.06	1.06
RI	55	6,817,660.97	1.03
MO	78	6,699,849.48	1.02
UT	47	6,572,320.25	1.00
NH	44	6,052,758.06	0.92
WI	54	5,149,205.59	0.78
ME	34	4,053,220.10	0.61
Other	313	29,679,645.19	4.50
Total:	**4,825**	**$659,990,060.33**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	694	$90,378,383.18	13.69%
1% of UPB	115	11,540,975.74	1.75
2 Mos. Int. on UPB	6	469,996.01	0.07
2% of UPB	106	11,060,147.27	1.68
3 Mos. Int. on UPB	189	30,960,473.97	4.69
3%, 2%, 1% of UPB	69	10,114,440.07	1.53
5%, 4%, 3%, 2%, 1% of UPB	26	2,901,573.80	0.44
5% of UPB	146	17,130,532.19	2.60
6 Mos. Int. on Amt. Prepaid > 20% Orig. Bal	3,472	485,357,688.54	73.54
6 Mos. Int on 80% UPB	2	75,849.56	0.01
Total:	**4,825**	**$659,990,060.33**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	3,390	$448,208,997.91	67.91%
Stated	1,380	203,215,018.60	30.79
Limited	54	8,379,195.60	1.27
No Ratio	1	186,848.22	0.03
Total:	**4,825**	**$659,990,060.33**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$141,877.16	0.03%
3.001 - 3.500	4	632,333.70	0.12
3.501 - 4.000	3	380,942.63	0.07
4.001 - 4.500	40	5,797,366.04	1.07
4.501 - 5.000	175	26,995,616.22	4.97
5.001 - 5.500	342	46,937,937.78	8.65
5.501 - 6.000	845	123,445,071.80	22.74
6.001 - 6.500	972	134,784,561.51	24.83
6.501 - 7.000	811	113,109,360.29	20.84
7.001 - 7.500	381	52,749,848.43	9.72
7.501 - 8.000	285	37,861,087.31	6.97
Total:	**3,859**	**$542,836,002.87**	**100.00%**

Minimum: 2.300%
Maximum: 8.000%
Weighted Average: 6.325%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,399	$473,981,167.40	87.32%
1.500	460	68,854,835.47	12.68
Total:	**3,859**	**$542,836,002.87**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.063%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2	$274,712.29	0.05%
1.500	458	68,588,148.32	12.64
2.000	1,040	161,920,274.65	29.83
3.000	2,359	312,052,867.61	57.49
Total:	**3,859**	**$542,836,002.87**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.511%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
12.001 - 12.500	2	$533,538.39	0.10%
12.501 - 13.000	13	2,099,277.59	0.39
13.001 - 13.500	121	19,280,729.34	3.55
13.501 - 14.000	306	47,424,328.82	8.74
14.001 - 14.500	432	66,623,569.44	12.27
14.501 - 15.000	828	124,230,273.93	22.89
15.001 - 15.500	567	82,734,778.72	15.24
15.501 - 16.000	665	90,569,740.89	16.68
16.001 - 16.500	299	37,474,423.75	6.9
16.501 - 17.000	274	35,378,708.56	6.52
17.001 - 17.500	143	15,976,592.66	2.94
17.501 - 18.000	96	10,573,634.46	1.95
18.001 - 18.500	58	6,140,930.63	1.13
18.501 - 19.000	36	2,746,542.23	0.51
19.001 - 19.500	12	596,700.19	0.11
19.501 >=	7	452,233.27	0.08
Total:	**3,859**	**$542,836,002.87**	**100.00%**

Minimum: 12.490%
Maximum: 19.950%
Weighted Average: 15.274%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	6	$1,116,675.08	0.21%
6.001 - 6.500	4	1,052,665.26	0.19
6.501 - 7.000	48	8,675,377.31	1.60
7.001 - 7.500	257	43,378,401.91	7.99
7.501 - 8.000	583	93,466,283.61	17.22
8.001 - 8.500	529	82,615,240.95	15.22
8.501 - 9.000	805	115,333,456.06	21.25
9.001 - 9.500	438	57,595,867.56	10.61
9.501 - 10.000	510	64,797,131.23	11.94
10.001 - 10.500	267	30,600,797.58	5.64
10.501 - 11.000	194	23,284,182.39	4.29
11.001 - 11.500	110	12,097,680.38	2.23
11.501 - 12.000	65	6,019,137.74	1.11
12.001 - 12.500	29	2,020,609.48	0.37
12.501 - 13.000	14	782,496.33	0.14
Total:	**3,859**	**$542,836,002.87**	**100.00%**

Minimum:	5.990%
Maximum:	13.000%
Weighted Average:	8.848%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-06	1	$67,034.88	0.01%
2004-02	1	195,440.09	0.04
2004-03	6	1,021,702.58	0.19
2004-04	47	6,578,205.80	1.21
2004-05	123	18,170,451.07	3.35
2004-06	634	92,647,187.20	17.07
2004-07	2,336	322,522,760.75	59.41
2004-08	5	697,500.00	0.13
2005-02	1	183,958.86	0.03
2005-03	14	2,055,941.04	0.38
2005-04	75	11,224,231.23	2.07
2005-05	233	35,664,787.94	6.57
2005-06	104	14,917,607.34	2.75
2005-07	278	36,859,203.96	6.79
2007-07	1	29,990.13	0.01
Total:	**3,859**	**$542,836,002.87**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

ARC 2002-BC6 Collateral Summary – Group 2

Total Number of Loans	4,338	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$565,497,214	Yes	24.4%
Average Loan Principal Balance	$130,359	No	75.6%
Fixed Rate	26.5%		
Adjustable Rate	73.5%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	86.6%	**(Original LTV > 80%)**	
Weighted Average Coupon	9.1%	Yes	58.0%
Weighted Average Margin	6.7%	No	42.0%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.2%	None	13.4%
Weighted Average Floor	8.7%	0.001-1.000	3.1%
Weighted Average Original Term (mo.)	338.5	1.001-2.000	44.8%
Weighted Average Remaining Term (mo.)	336.0	2.001-3.000	29.8%
Weighted Average Loan Age (mo.)	2.5	3.001-4.000	0.2%
Weighted Average Original LTV	75.0%	4.001-5.000	8.8%
Non-Zero Weighted Average FICO	615		
Non-Zero Weighted Average DTI	41.1%	**Geographic Distribution**	
		(Other states account individually for 3% or less	
Lien Position		of the Cut-off Date principal balance)	
First	90.0%	CA	37.1%
Second	10.0%	FL	6.5%
		NY	3.9%
Product Type		IL	3.8%
2/28 ARM (LIBOR)	56.1%	OH	3.5%
Fixed Rate	20.6%		
3/27 ARM (LIBOR)	17.3%	**Occupancy Status**	
Balloon	5.9%	Primary Home	90.6%
Other	0.1%	Investment	8.7%
		Second Home	0.7%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,205	$37,885,703.65	6.70%
50,000.01 - 100,000.00	1,374	100,520,740.54	17.78
100,000.01 - 150,000.00	618	75,588,577.78	13.37
150,000.01 - 200,000.00	278	48,143,240.06	8.51
200,000.01 - 250,000.00	133	29,570,794.10	5.23
250,000.01 - 300,000.00	97	26,563,099.66	4.70
300,000.01 - 350,000.00	250	81,407,089.95	14.40
350,000.01 - 400,000.00	201	75,553,859.38	13.36
400,000.01 - 450,000.00	76	32,283,259.66	5.71
450,000.01 - 500,000.00	55	26,518,054.69	4.69
500,000.01 - 550,000.00	18	9,532,205.23	1.69
550,000.01 - 600,000.00	16	9,145,312.84	1.62
600,000.01 - 650,000.00	10	6,390,302.56	1.13
700,000.01 - 750,000.00	1	726,960.09	0.13
850,000.01 - 900,000.00	2	1,753,763.10	0.31
900,000.01 - 950,000.00	1	943,727.63	0.17
950,000.01 - 1,000,000.00	3	2,970,523.50	0.53
Total:	**4,338**	**$565,497,214.42**	**100.00%**

Minimum: $4,472.91
Maximum: $998,261.39
Average: $130,358.97

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	1	$61,501.48	0.01%
5.501 - 6.000	4	1,238,235.88	0.22
6.001 - 6.500	8	2,022,808.21	0.36
6.501 - 7.000	94	26,836,744.61	4.75
7.001 - 7.500	194	50,695,712.70	8.96
7.501 - 8.000	413	90,902,041.29	16.07
8.001 - 8.500	342	69,138,569.42	12.23
8.501 - 9.000	550	95,119,426.71	16.82
9.001 - 9.500	385	57,393,804.66	10.15
9.501 - 10.000	507	64,119,161.26	11.34
10.001 - 10.500	232	24,601,576.84	4.35
10.501 - 11.000	249	20,669,124.45	3.66
11.001 - 11.500	166	10,028,536.33	1.77
11.501 - 12.000	263	13,636,323.23	2.41
12.001 - 12.500	204	10,162,886.01	1.80
12.501 - 13.000	296	12,847,035.10	2.27
13.001 - 13.500	142	5,968,457.11	1.06
13.501 - 14.000	212	7,608,015.83	1.35
14.001 - 14.250	22	659,564.26	0.12
14.251 >=	54	1,787,689.04	0.32
Total:	**4,338**	**$565,497,214.42**	**100.00%**

Minimum: 5.250%
Maximum: 15.990%
Weighted Average: 9.091%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	39	$1,135,734.57	0.20%
171 - 180	1,151	54,730,661.15	9.68
181 - 240	332	16,592,156.69	2.93
241 - 300	13	793,022.48	0.14
301 - 360	2,803	492,245,639.53	87.05
Total:	**4,338**	**$565,497,214.42**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 338.5

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	521	$20,986,596.90	3.71%
171 - 180	669	34,879,798.82	6.17
181 - 240	332	16,592,156.69	2.93
241 - 300	13	793,022.48	0.14
301 - 360	2,803	492,245,639.53	87.05
Total:	**4,338**	**$565,497,214.42**	**100.00%**

Minimum: 48.0
Maximum: 360.0
Weighted Average: 336.0

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	123	$2,885,251.91	0.51%
10.001 - 20.000	906	34,688,623.03	6.13
20.001 - 30.000	241	12,807,687.58	2.26
30.001 - 40.000	107	7,998,385.40	1.41
40.001 - 50.000	62	6,232,840.32	1.10
50.001 - 60.000	102	12,929,264.80	2.29
60.001 - 70.000	305	51,167,966.76	9.05
70.001 - 80.000	1,124	198,961,855.67	35.18
80.001 - 90.000	1,107	189,472,165.48	33.51
90.001 - 100.000	261	48,353,173.47	8.55
Total:	**4,338**	**$565,497,214.42**	**100.00%**

Minimum: 2.840%
Maximum: 100.000%
Weighted Average: 75.013%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$2,371,752.81	0.42%
451 - 500	9	1,035,781.38	0.18
501 - 550	584	87,484,200.12	15.47
551 - 600	970	146,620,778.25	25.93
601 - 650	1,394	172,542,028.80	30.51
651 - 700	978	109,107,347.37	19.29
701 - 750	306	38,069,360.54	6.73
751 - 800	74	8,142,185.07	1.44
801 >=	3	123,780.08	0.02
Total:	**4,338**	**$565,497,214.42**	**100.00%**

Non-Zero Minimum: 490
Maximum: 809
Non-Zero WA: 615

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,439	$300,887,366.58	53.21%
Purchase	1,283	173,848,509.26	30.74
Rate/Term Refinance	410	60,486,817.80	10.7
Debt Consolidation	206	30,274,520.78	5.35
Total:	**4,338**	**$565,497,214.42**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	3,580	$446,842,576.93	79.02%
PUD	254	55,218,983.30	9.76
2-4 Family	207	33,646,354.47	5.95
Condo	238	25,983,941.25	4.59
Manufactured Housing	33	2,435,167.67	0.43
Townhouse	24	1,182,458.49	0.21
Modular Home	1	123,216.42	0.02
Mobile Home	1	64,515.89	0.01
Total:	**4,338**	**$565,497,214.42**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	677	$114,536,693.81	20.25%
CA-N	478	95,415,380.59	16.87
FL	357	36,594,468.40	6.47
NY	114	21,788,625.34	3.85
IL	146	21,287,271.16	3.76
OH	241	19,548,494.41	3.46
CO	133	17,079,406.84	3.02
TX	133	16,160,970.91	2.86
AZ	124	15,960,505.78	2.82
NJ	82	14,837,202.40	2.62
HI	68	14,374,644.95	2.54
MI	147	13,892,183.35	2.46
MA	62	13,740,560.76	2.43
MN	99	13,637,169.31	2.41
GA	139	13,339,813.89	2.36
PA	160	12,228,422.05	2.16
WA	119	10,851,944.78	1.92
NV	77	9,885,455.71	1.75
MD	70	9,864,254.09	1.74
VA	68	8,303,772.32	1.47
CT	57	7,666,650.87	1.36
IN	103	7,454,508.73	1.32
OR	69	7,307,012.74	1.29
NC	72	5,646,081.43	1.00
TN	71	5,426,873.45	0.96
MO	67	4,506,956.56	0.80
UT	43	4,146,597.78	0.73
SC	44	3,790,514.65	0.67
WI	36	3,180,955.91	0.56
KY	43	2,675,615.52	0.47
Other	239	20,368,205.93	3.60
Total:	**4,338**	**$565,497,214.42**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	742	$75,547,785.62	13.36%
1% of UPB	89	9,978,314.10	1.76
2 Mos. Int. on Prepaid Amt.	59	8,135,668.43	1.44
2 Mos. Int. on UPB	3	461,994.24	0.08
2% of UPB	126	9,293,520.12	1.64
3 Mos. Int. on UPB	31	10,722,232.25	1.9
3%, 2%, 1% of UPB	28	3,978,430.55	0.7
3% of UPB	8	553,075.39	0.1
5%, 4%, 3%, 2%, 1% of UPB	14	723,707.97	0.13
5% of UPB	297	25,974,060.58	4.59
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal	1,404	249,272,349.98	44.08
6 Mos. Int. on 80% UPB	1,152	149,301,238.31	26.4
6% of UPB	385	21,554,836.88	3.81
Total:	**4,338**	**$565,497,214.42**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	3,173	$387,930,964.50	68.60%
Stated	1,019	153,034,586.93	27.06
Limited	115	19,487,358.95	3.45
No Documentation	30	4,723,268.92	0.84
No Ratio	1	321,035.12	0.06
Total:	**4,338**	**$565,497,214.42**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	3	$261,242.81	0.06%
3.001 - 3.500	3	1,965,560.54	0.47
3.501 - 4.000	3	803,716.03	0.19
4.001 - 4.500	8	2,378,845.97	0.57
4.501 - 5.000	92	21,620,637.93	5.20
5.001 - 5.500	60	17,272,314.64	4.16
5.501 - 6.000	488	101,255,985.60	24.37
6.001 - 6.500	558	106,098,093.39	25.54
6.501 - 7.000	332	60,733,506.85	14.62
7.001 - 7.500	135	25,187,592.39	6.06
7.501 - 8.000	143	18,840,778.89	4.53
8.001 - 8.500	144	19,189,460.62	4.62
8.501 - 9.000	172	19,814,316.73	4.77
9.001 - 9.500	77	8,756,752.76	2.11
9.501 - 10.000	58	6,471,498.16	1.56
10.001 >=	44	4,825,083.04	1.16
Total:	**2,320**	**$415,475,386.35**	**100.00%**

Minimum: 2.300%
Maximum: 12.870%
Weighted Average: 6.652%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	1,880	$352,413,481.76	84.82%
1.500	409	59,817,626.88	14.40
2.000	1	194,957.98	0.05
3.000	30	3,049,319.73	0.73
Total:	**2,320**	**$415,475,386.35**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.087%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	10	$1,017,962.78	0.25%
1.500	281	42,068,611.92	10.13
2.000	350	87,854,068.13	21.15
3.000	1,678	284,209,145.68	68.41
5.000	1	325,597.84	0.08
Total:	**2,320**	**$415,475,386.35**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.633%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	3	$504,741.41	0.12%
11.501 - 12.000	2	235,431.69	0.06
12.001 - 12.500	10	3,063,676.34	0.74
12.501 - 13.000	33	9,936,634.51	2.39
13.001 - 13.500	97	23,213,228.20	5.59
13.501 - 14.000	225	52,279,635.27	12.58
14.001 - 14.500	205	46,135,681.94	11.10
14.501 - 15.000	374	76,503,035.34	18.41
15.001 - 15.500	273	53,128,839.18	12.79
15.501 - 16.000	385	62,353,445.26	15.01
16.001 - 16.500	238	34,281,368.72	8.25
16.501 - 17.000	235	29,950,587.76	7.21
17.001 - 17.500	98	10,672,103.59	2.57
17.501 - 18.000	79	6,900,809.47	1.66
18.001 - 18.500	30	3,378,299.18	0.81
18.501 - 19.000	21	1,736,151.22	0.42
19.001 - 19.500	5	641,331.69	0.15
19.501 >=	7	560,385.58	0.13
Total:	**2,320**	**$415,475,386.35**	**100.00%**

Minimum: 11.490%
Maximum: 20.700%
Weighted Average: 15.160%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	31	$6,923,360.24	1.67%
5.501 - 6.000	25	4,330,533.40	1.04
6.001 - 6.500	17	3,124,600.93	0.75
6.501 - 7.000	63	15,809,527.98	3.81
7.001 - 7.500	144	34,944,908.03	8.41
7.501 - 8.000	308	71,925,202.46	17.31
8.001 - 8.500	266	58,619,383.08	14.11
8.501 - 9.000	421	77,910,827.28	18.75
9.001 - 9.500	302	48,826,581.75	11.75
9.501 - 10.000	368	51,704,486.68	12.44
10.001 - 10.500	143	18,398,826.75	4.43
10.501 - 11.000	112	12,248,798.43	2.95
11.001 - 11.500	42	3,749,049.63	0.9
11.501 - 12.000	42	3,467,895.08	0.83
12.001 - 12.500	17	2,195,830.74	0.53
12.501 - 13.000	15	1,067,644.38	0.26
13.001 - 13.500	2	115,151.13	0.03
13.501 - 14.000	2	112,778.38	0.03
Total:	**2,320**	**$415,475,386.35**	**100.00%**

Minimum:	1.000%
Maximum:	13.800%
Weighted Average:	8.668%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-12	1	$67,357.70	0.02%
2003-01	1	42,780.15	0.01
2003-12	4	658,507.82	0.16
2004-01	2	364,429.52	0.09
2004-02	11	2,710,298.20	0.65
2004-03	15	2,772,562.03	0.67
2004-04	59	10,281,952.85	2.47
2004-05	177	27,037,501.65	6.51
2004-06	545	97,190,324.34	23.39
2004-07	863	174,689,921.50	42.05
2004-08	6	1,308,044.68	0.31
2004-12	1	35,856.28	0.01
2005-02	7	841,860.04	0.20
2005-03	8	1,246,304.66	0.30
2005-04	58	9,012,665.32	2.17
2005-05	162	24,952,878.00	6.01
2005-06	167	25,352,853.17	6.10
2005-07	228	36,117,611.28	8.69
2005-08	1	54,000.00	0.01
2007-06	1	98,885.66	0.02
2007-07	3	638,791.50	0.15
Total:	**2,320**	**$415,475,386.35**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).